UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

Commission File Number of issuing entity:  333-228954-05

CNH EQUIPMENT TRUST 2021-B

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-228954

CNH CAPITAL RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

CNH INDUSTRIAL CAPITAL AMERICA LLC

(Exact name of sponsor as specified in its charter)

1 CNH Way

Waterford, Wisconsin 53185

(262) 636-6011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CNH Equipment Trust 2021-B

Asset-Backed Notes, Classes A-1, A-2, A-3, A-4, and B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, CNH Equipment Trust 2021-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 2, 2025	CNH CAPITAL RECEIVABLES LLC, as Depositor

		By:	/s/ Daniel Willems Van Dijk
		Name:	Daniel Willems Van Dijk
		Title:	Assistant Treasurer

CNH EQUIPMENT TRUST 2021-B

		By:	New Holland Credit Company, LLC, as Administrator and Servicer

		By:	/s/ Daniel Willems Van Dijk
		Name:	Daniel Willems Van Dijk
		Title:	Assistant Treasurer